INVEST IN **COCO NOIR WINE SHOP & BAR**

Bringing culture and diversity to Oakland California's wine and food community!

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



coconoirwine.com   Oakland CA   🐦 📘 📷

Food | Alcohol | Wine | Food Tech | Social Impact

LEAD INVESTOR ⌃

Arno Hesse Co-Founder, Credibles

Alicia Kidd and Mari Kemp know wine and its business. I learned they have great connections in such a relationship-driven sector. The wine industry and the SF East Bay community are ripe, if not overdue, for CoCo Noir's unique emphasis on women and BIPOC winemakers. Their plans are ambitious but grounded in a sense of realism. CoCo Noir is honing in on a very promising location in Oakland, which could serve as launchpad to branching out even further.

Invested $15,000 this round

OVERVIEW   **DETAILS**   **UPDATES** 18   **WHAT PEOPLE SAY** 143   **ASK QUESTION** 15

Highlights

1 Women and Black-owned wine shop that sells wines made by women, black, and minority winemakers.

2 We are offering an integrated business model to include in-store, e-commerce, and mobile app.

3 Our business is part of the new economy, in that we operate in an equitable and sustainable manner.

4 Women/Minority-owned wine shop & eatery located in Oakland CA Black Business & Arts District.

5 We will hire a diverse staff that is comprised of women and people of color.

6 Our social impact mission is to partner with local colleges and offer an internship program.

7 Our wines, beers, and tapas bites will be eco-friendly and sustainable.

8 With our mobile app and e-commerce platforms, we can operate during a pandemic or shutdown.

Our Team



Alicia Kidd Co-Founder

My most impressive accomplishment is being an advocate for diversity and inclusion in the wine and hospitality industry. This passion has led me to my current business that offers diversity in wine on the side of supply chain and logistics.

> We chose our business model because we noticed a lack of diversity in the wine industry. We both came up with a solution to open a brick and mortar establishment that operates as a wine shop and eatery that will sell wines and tapas dishes by women and minority winemakers and chefs.



Mari Kemp` Co-Founder

Consistently striving to make an impact in all I do has enabled me to successfully build diverse organizations as an executive in the tech space. I've also made impact as a real estate investor creating jobs and building underserved neighborhoods.

CoCo Noir Wine Shop & Bar



CoCo Noir Wine Shop & Bar is a woman and minority-owned urban wine shop and online store located in downtown Oakland, CA in the heart of the Black Arts Movement Business District. We bring culture, life, and global experience to amazing wines, foods, and art. We are committed to always providing and sourcing the best wines produced by women and minority winemakers of color.

We pride ourselves on providing wine lovers an enthralling world of diverse

We pride ourselves on providing wine lovers an enthralling world of diverse wines fundamentally to enhance one's life enjoyment. We know wine can influence the way in which people experience their days and evenings, the way friends meet, the way families share, and the way people celebrate! CoCo Noir takes you on a delectable journey of discovery and desire that will elevate wine to an experience that can be enjoyed every day.

CoCo Noir offers a large selection of high-quality wines from around the world that are hand-selected by the founders, curated specifically to our customer's needs. We view the customers' shopping and tasting experiences as paramount. Our shop and online store are built to reflect the expectations of our clientele.

Our grand opening for our wine shop and bar is at the end of the 1st quarter of 2021.